Exhibit 99.2

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 6, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Against	%
Ian R. Ashby	818,903,558	98.77%	10,229,240	1.23%
Patricia M. Bedient	817,042,560	98.54%	12,090,148	1.46%
Russell K. Girling	804,731,872	97.06%	24,400,924	2.94%
Jean Paul Gladu	813,925,198	98.17%	15,207,601	1.83%
Richard M. Kruger	822,452,649	99.19%	6,680,148	0.81%
Brian P. MacDonald	817,472,957	98.59%	11,659,838	1.41%
Lorraine Mitchelmore	784,992,726	94.68%	44,140,072	5.32%
Jane L. Peverett	816,115,852	98.43%	13,016,941	1.57%
Daniel Romasko	817,087,716	98.55%	12,045,081	1.45%
Christopher R. Seasons	817,928,555	98.65%	11,204,244	1.35%
M. Jacqueline Sheppard	814,710,007	98.26%	14,422,787	1.74%

2.	KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders, approved by a vote, conducted by ballot, of 867,481,183 (99.88%) for and 1,066,370 (0.12%) withheld.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 26, 2025 was approved by a vote, conducted by ballot, of 804,732,992 (97.06%) for and 24,399,795 (2.94%) against.

4.	Shareholder Proposal No. 1, set forth on page A-1 of Schedule A of the management proxy circular dated February 26, 2025, for Suncor to commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050, was not approved by a vote, conducted by ballot, of 12,461,838 (1.50%) for and 816,667,805 (98.50%) against.